CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

Cali, April 07, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under Rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Corficol contracted the firm Inverlink to assess the entity´s loan portfolio. Superfinanciera approved the eligibility and independence of the firm.

2. Please find annexed the by-laws reform approved by the Shareholders General Assembly Meeting held on this same date.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

dw 4/13

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

FILE No. 823437

CORFIVALLE
Una marca Corficolombiana

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

RECEIVED

Cali, April 07, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under Rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Corficol contracted the firm Inverlink to assess the entity´s loan portfolio. Superfinanciera approved the eligibility and independence of the firm.

2. Please find annexed the by-laws reform approved by the Shareholders General Assembly Meeting held on this same date.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

CORFICOLOMBIANA S.A.
Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

RIDER 1

Corficol contracted the firm Inverlink to assess the entity´s loan portfolio. Superfinanciera approved the eligibility and independence of the firm."

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

Emisores

Información eventual

CORPORACION FINANCIERA COLOMBIANA S.A.(ANTES CORP. FINA. DEL VALLE S.A.) : Información reportada del 16/03/2006 al 16/03/2005

Registros encontrados: 49

Fecha	Hora	Tema	Resumen	Anexo
16/03/2006	16:09:02	Contratos	Corficol contrató con Inverlink la valoración de la cartera de crédito de la entidad. La Superfinanciera se pronunció al respecto de la idoneidad e independencia de la firma. Ver anexo	Ver anexo
07/03/2006	13:10:56	Reforma de estatutos	Se anexa texto de la reforma estatutaria aprobada por la Asamblea General de Accionistas, celebrada en la fecha.	Ver anexo
07/03/2006	12:54:11	Cambio de Revisor Fiscal	La Asamblea General de Accionistas celebrada en la fecha designó como firma de Revisoría Fiscal a la sociedad Deloitte & Touche Ltda	N/A
07/03/2006	12:49:21	Cambio de Junta Directiva	En la Asamblea General de Accionistas celebrada en la fecha se eligió la junta directiva de la entidad. Ver anexo	Ver anexo
07/03/2006	12:43:52	Proyecto Utilidad o Perdida aprobado por Asamblea	Se anexa proyecto de distribución de utilidades aprobado por la Asamblea General de Accionistas de la Corporación celebrada en la fecha.	Ver anexo
13/02/2006	15:55:27	Decisiones de Junta Directiva	La junta directiva de la Corporación en sesión del día de hoy autorizó las siguientes medidas relacionadas con la posibilidad de la movilización de la cartera de la entidad.	Ver anexo
10/02/2006	09:58:19	Citacion a Asamblea Ordinaria	Convocatoria a los Accionistas Ordinarios y Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria que se realizará el 7 de marzo, a partir de las 9:00 a.m. en la Calle 26A No. 13A-10,Salón Santa Fe de Bogotá.	Ver anexo
10/02/2006	09:52:40	Citacion a Asamblea Ordinaria	Se adjunta aviso a la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 6 de marzo de 2006 a las 2:30 p.m., en la Calle 26A No. 13A-10, Salón Santa Fe de Bogotá de la ciudad de Bogotá.	Ver anexo
31/01/2006	08:52:08	Calificacion emisor	Comunicación 2006000372 del 5-01-06 de Duff and Phelps mantiene calificación AA+, a la Corporación Financiera Colombiana S.A.	Ver anexo
31/01/2006	07:58:38	Decisiones de Junta Directiva	Se aclara que las fechas previstas para la Asamblea Ordinaria de Accionistas es el 6 y 7 de marzo de 2006, y no del mes de febrero como se indicó anteriormente.	Ver anexo

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

Bogotá D.C., March 16, 2006.

SELLING OF PORTFOLIO

The Corporation´s management by virtue of the delegation carried out by the Board of Directors, contracted the firm Inverlink to assess the entity´s loan portfolio.

Corporacion Financiera Colombiana S.A. discloses to the public in general, using the eventual information mechanism, that Superintendencia Financiera de Colombia rated INVERLINK, as an eligible and independent firm to carry out the independent technical study provided on article 62 of the Financial System Organic By-Laws, to assess the portfolio selling options.

PEDRO NEL OSPINA SANTA MARIA
President

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

Bogotá D.C., marzo 16 de 2006.

MOVILIZACIÓN DE LA CARTERA

CALIFICACIÓN DE IDONEIDAD E INDEPENDIENCIA DE INVERLINK

La administración de la Corporación en virtud de la delegación realizada por la Junta Directiva contrató con la firma Inverlink la valoración de la cartera de crédito de la entidad.

La Corporación Financiera Colombiana S.A. pone en conocimiento del público en general, a través del mecanismo de información eventual, que la Superintendencia Financiera de Colombia calificó a INVERLINK, como firma idónea e independiente para adelantar el estudio técnico independiente previsto en el artículo 62 del estatuto Orgánico del Sistema Financiero, que valore las opciones de movilización de la cartera de crédito.

PEDRO NEL OSPINA SANTA MARÍA
Presidente

COMO NOTARIO PRIMERO ENCARGADO
DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL
ORIGINAL DEL DOCUMENTO QUE HE TENIDO A
LA VISTA PARA LA CONFRONTACION
CALI. 10 ABR 2006
MIGUEL CABRERA
NOTARIO PRIMERO ENCARGADO

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

FILE No. 823437

CORFIVALLE

Una marca Corficolombiana

RIDER 2

Please find annexed the by-laws reform approved by the Shareholders General Assembly Meeting held on this same date.

DIRECCION

Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65

www.corfivalle.com

FILE No. 823437

Emisores

Información eventual

CORPORACION FINANCIERA COLOMBIANA S.A.(ANTES CORP. FINA. DEL VALLE S.A.) : Información reportada del 07/03/2006 al 07/03/2005

Registros encontrados: 49

Fecha	Hora	Tema	Resumen	Anexo
07/03/2006	13:10:56	Reforma de estatutos	Se anexa texto de la reforma estatutaria aprobada por la Asamblea General de Accionistas, celebrada en la fecha.	Ver anexo
07/03/2006	12:54:11	Cambio de Revisor Fiscal	La Asamblea General de Accionistas celebrada en la fecha designó como firma de Revisoría Fiscal a la sociedad Deloitte & Touche Ltda	N/A
07/03/2006	12:49:21	Cambio de Junta Directiva	En la Asamblea General de Accionistas celebrada en la fecha se eligió la junta directiva de la entidad. Ver anexo	Ver anexo
07/03/2006	12:43:52	Proyecto Utilidad o Perdida aprobado por Asamblea	Se anexa proyecto de distribución de utilidades aprobado por la Asamblea General de Accionistas de la Corporación celebrada en la fecha.	Ver anexo
13/02/2006	15:55:27	Decisiones de Junta Directiva	La junta directiva de la Corporación en sesión del día de hoy autorizó las siguientes medidas relacionadas con la posibilidad de la movilización de la cartera de la entidad.	Ver anexo
10/02/2006	09:58:19	Citacion a Asamblea Ordinaria	Convocatoria a los Accionistas Ordinarios y Accionistas con Dividendo Preferencial y sin Derecho a Voto a la Asamblea General Ordinaria que se realizará el 7 de marzo, a partir de las 9:00 a.m. en la Calle 26A No. 13A-10,Salón Santa Fe de Bogotá.	Ver anexo
10/02/2006	09:52:40	Citacion a Asamblea Ordinaria	Se adjunta aviso a la Asamblea General de Accionistas con Dividendo Preferencial y sin Derecho a Voto que se realizará el 6 de marzo de 2006 a las 2:30 p.m., en la Calle 26A No. 13A-10, Salón Santa Fe de Bogotá de la ciudad de Bogotá.	Ver anexo
31/01/2006	08:52:08	Calificacion emisor	Comunicación 2006000372 del 5-01-06 de Duff and Phelps mantiene calificación AA+, a la Corporación Financiera Colombiana S.A	Ver anexo
31/01/2006	07:58:38	Decisiones de Junta Directiva	Se aclara que las fechas previstas para la Asamblea Ordinaria de Accionistas es el 6 y 7 de marzo de 2006, y no del mes de febrero como se indicó anteriormente.	Ver anexo
30/01/2006	18:30:25	Decisiones de Junta Directiva	La Junta Directiva ordenó convocar Asamblea Ordinaria de Accionistas	Ver anexo
30/01/2006	18:16:18	Proyecto Utilidad o Perdida a presentar a	Por un error en el archivo del proyecto de distribución de utilidades que se adjuntó en la información eventual, se anexa	Ver anexo

BY-LAWS REFORM

The General Assembly Meeting of CORPORACION FINANCIERA COLOMBIANA S.A. approved the modification of the by-laws of the corporation, for the following purpose: (i) to accelerate the operation of the Assembly Meetings and the Board of Directors, by simplifying some of the issues related to the composition, calling together and decisions of such corporate bodies. (ii) to update the regulations in agreement with the modifications that have been established after the last by-laws reform and to the new regulating developments related to good government, stated on Resolution 275, 2001 from Superintendencia de Valores and further modifications, (iii) to precise the role of some positions within the Corporation's internal structure, in order to reflect the new flow diagram approved by the Board of Directors.

CURRENT ARTICLES	PROPOSED ARTICLES
ARTÍCLE 1st.- BUSINESS PURPOSE: CORPORACIÓN FINANCIERA COLOMBIANA S.A., being able to use the abbreviated names, CORFICOLOMBIANA S.A. or COFICOL S.A., with main office in the city of Bogotá D.C., is a loan and investment institution whose main activity is to obtain term deposits, in order to make active loan operations and investments with the basic purpose of encouraging or promoting creation, reorganization, merging, transformation and expansion of companies, in the sectors that establish the regulations governing its activity, and organized pursuant to the standards provided by Law 45 1923, Decree 2041, 1987, the Financial System Organic Bylaws (Decree 663, 1993) and other modifying revoking or substituting regulations. As disposed by the General Assembly Meeting of the Corporation, it can change its headquarters and as disposed by the Board of Directors, it may establish branch offices or agencies within the national territory or abroad.	**ARTÍCLE 1st.- BUSINESS PURPOSE:** CORPORACIÓN FINANCIERA COLOMBIANA S.A., being able to use the abbreviated names, CORFICOLOMBIANA S.A. or COFICOL S.A., with main office in the city of Bogotá D.C., is a loan and investment institution whose main activity is to obtain term deposits, in order to make active loan operations and investments with the basic purpose of encouraging or promoting creation, reorganization, merging, transformation and expansion of companies, in the sectors that establish the regulations governing its activity, and organized pursuant to the standards provided by Law 45 1923, Decree 2041, 1987, the Financial System Organic Bylaws (Decree 663, 1993) and other modifying revoking or substituting regulations. As disposed by the General Assembly Meeting of the Corporation, it can change its headquarters and as disposed by the Board of Directors, it may establish branch offices or agencies within the national territory or abroad.
ARTICLE 2. As decided by the Shareholders' General Assembly Meeting and **previously authorized by the Bank Superintendent**, the Corporation may change its head office within the country and as decided by the Board of Directors, **and authorized by the Superintendent**, it may establish branch offices or agencies within the national territory or abroad.	**ARTICLE 2.** As decided by the Shareholders' General Assembly Meeting, **through a by-laws reform**, the Corporation may change its head office within the country and as decided by the Board of Directors, it may establish branch offices or agencies within the national territory or abroad.
ARTICLE 3, THE CORPORATION shall perform all the acts and agreements authorized to this type of loan institutions **by Decree 1730, 1991, Law 45, 1990** or any other special provision or regulation that substitute, modify or add thereto.................."	**ARTICLE 3, THE CORPORATION** shall perform all the acts and agreements authorized to this type of loan institutions **by the Financial System Organic Bay-laws** or any other special provision or regulation that substitute, modify or add thereto.................."
ARTICLE 4 , 5, 7 and 59	**The name of Financial Superintendency is substituted with Bank Superintendency.**
ARTICLE 7. The subscribed and paid in capital of THE CORPORATION is 660,243,470 Colombian pesos, represented in 56,725,353 common shares and	**ARTICLE 7.** The subscribed and paid in capital of THE CORPORATION is **1,462,997,610** Colombian pesos, represented in **137,000,767** common shares and

9,298,994 non-voting preferred dividend shares, all with a par value of TEN PESOS (Cl.Ps 10) each......"	9,298,994 non-voting preferred dividend shares, all with a par value of TEN PESOS (Cl.Ps 10) each......"
ARTICLE 8. "........ In order to place reserve shares issued during the development of its corporate purpose, the Corporation shall prefer as subscribers the already existing shareholders **on the date when the Bank Superintendent approves the issuing and placement regulation**. The term provided on the share placement regulation to the shareholders shall be not earlier than fifteen days and no later than three months from the announcement date given by the Corporation as provided for the notice of the Shareholders General Assembly Meeting .... In the case of common shares, common shareholders may renounce to their preferred right with the favorable vote of the holders representing at least seventy percent (70%) of the voting shares attending the meeting, **as long as such percentage represents in turn, at least, fifty percent (50%) of the subscribed shares**.........."	**ARTICLE 8. "........** In order to place reserve shares issued during the development of its corporate purpose, the Corporation shall prefer as subscribers the already existing shareholders **on the offering announcement date**. The term provided on the share placement regulation to the shareholders shall be not earlier than fifteen **working** days and no later than three months **to exercise the preferred subscription right**, from the announcement date given by the Corporation as provided for the notice of the Shareholders General Assembly Meeting .... In the case of common shares, common shareholders may renounce to their preferred right with the favorable vote of the holders representing at least seventy percent (70%) of the voting shares attending the meeting.........."
ARTICLE 19. Unless agreed otherwise, and as contained on the transfer letter that seller shall send to the Corporation, the dividends decreed and demandable on the date of such letter shall belong to the seller and the dividends decreed but not demandable on the same date shall belong to the buyer.	**ARTICLE 19.** Unless agreed otherwise, and as contained on the transfer letter that seller shall send to the Corporation, the dividends decreed and demandable on the date of such letter shall belong to the seller and the dividends decreed but not demandable on the same date shall belong to the buyer. **Any dividend decreed and not demandable yet on the transfer date, shall belong to the shareholder on the date when the dividend becomes demandable.**
ARTICLE 24. The shareholders may have representatives before the Corporation for any effect whatsoever, pursuant to the Law and these By-laws, using authorized proxies by written letter addressed to the Corporation and other private or public documents indicating the proxy´s name and the extension of his tenure. The powers granted in order to have representation at one Shareholders´ General Assembly Meeting, comprise the different sessions that may have to be held........."	**ARTICLE 24**. The shareholders may have representatives before the Corporation for any effect whatsoever, pursuant to the Law and these By-laws, using authorized proxies by written letter addressed to the Corporation and other private or public documents indicating the proxy´s name and the extension of his tenure. The powers granted in order to have representation at one **or several** Shareholders´ General Assembly Meeting, comprise the different sessions that may have to be held........."
ARTICLE 27. The Direction and Management of the Corporation shall be exercised by the following main bodies: a)...... d) **The Executive Vice Presidencies; e) The Vice Presidencies**; f).......g)....."	**ARTICLE 27**. The Direction and Management of the Corporation shall be exercised by the following main bodies: a) The Shareholders General Assembly; **d) the Executive Vice Presidencies and the Vice Presidencies**; ....."
ARTICLE 29. The General Assembly Meeting shall be presided over by the **President of the Corporation; in his absences, the President shall be replaced with one of the Executive Vice Presidents; and in case of the absence of the former and the latter, by any one of the Vice Presidents**	**ARTICLE 29**. The General Assembly Meeting shall be presided over by the **President of the Board of Directors, or the Vice President of the same, or by any of the other Directors. In case of absence of all of them, by the President of the Corporation or whoever replaces him, or by the shareholder designated by an absolute majority of attendants.**
ARTÍCLE 30. The Shareholder General Assembly Meetings may be common or extraordinary. The former shall be held **in February and March** every year,	**ARTÍCLE 30.** The Shareholder General Assembly Meetings may be common or extraordinary. The former shall be held **before April 1st and October 1st** every

on the date, time and place designated by the President of the CORPORATION on the notice of the meeting announcement; if no meeting is convoked by the President, the Assembly shall meet on its own right on the first working day of April at ten a.m. (10:00 a.m.) at the President's office.	year, on the date, time and place designated by the President of the CORPORATION on the notice of the meeting announcement; if no meeting is convoked by the President, the Assembly shall meet on its own right on the first working day of April **and October, respectively**, at ten a.m. (10:00 a.m.) at **the headquarters**.
ARTICLE 31. A fifteen (15) day previous notice shall be given to call to the common meeting and at least a fifteen (15) day previous notice shall be given to call to extraordinary meetings... The notice of extraordinary meetings shall contain the order of the day, and the Assembly meeting shall not treat any subject other than the ones therein announced, unless otherwise decided by a favorable vote of at least seventy percent (70%) of the represented shares. However, it can renew the managers and other officials whose appointment is within its duties.... The date estimated for the Non-Voting Preferred Dividend Shareholders Assembly meeting shall be held before the Shareholders General Assembly Meeting.	**ARTICLE 31**. A fifteen (15) day previous notice shall be given to call to the common meeting and at least a **five (5) day** previous notice shall be given to call to extraordinary meetings... The notice of extraordinary meetings shall contain the order of the day, and the Assembly meeting shall not treat any subject other than the ones therein announced, unless otherwise decided by a favorable vote **of the majority of the attending shares**. However, it can renew the managers and other officials whose appointment is within its duties.... The Non-Voting Preferred Dividend Shareholders Assembly meeting shall be held before the Shareholders General Assembly Meeting.
ARTICLE 33. In case the Assembly Meeting is not held due to insufficient quorum, a new meeting shall be called to validly deliberate and make decision with the attendance of a plural number of individuals, whatever the number of shares represented. The new meeting shall be held at least ten (10) days and no later than thirty (30) days after the dated fixed for the first meeting.	**ARTICLE 33.** In case the Assembly Meeting is not held due to insufficient quorum, a new meeting shall be called to validly deliberate and make decision with the attendance of a plural number of individuals, whatever the number of shares represented. The new meeting shall be held at least ten (10) **working** days and no later than thirty (30) **working** days after the dated fixed for the first meeting.
ARTICLE 34 letters a), b) and i) "The Shareholders General Assembly Meeting has the following functions: a) Elect for two (2) year periods, the nine (9) Principal Directors who will make up the Board of Directors, and their respective alternate members and remove them freely. b) Elect for two (2) year periods the Statutory Auditor and his alternate, as well as the Statutory Auditor's assistants, as deemed convenient and remove them freely. i) Approve the by-laws reforms, as well as the conversion, division, acquisition, merging and transfer of assets, liabilities and agreements, as provided on Law 45, 1990, with the same quorum required to reform the by-laws, including the favorable vote of non-voting preferred dividend shareholders in the majority required on these by-laws, on Law 27, 1990 and its regulating decree or on any other regulation that modify or complement such decree, when their participation in the voting is required pursuant to the rights conferred on Law 27, 1990 to those shares.	**ARTICLE 34 letters a), b) and i)** "The Shareholders General Assembly Meeting has the following functions: c) Elect for **one (1)** year periods, the **seven (7)** Principal Directors who will make up the Board of Directors, and their respective alternate members and remove them freely. d) Elect for **one (1)** year periods the Statutory Auditor and his alternate, as well as the Statutory Auditor's assistants, as deemed convenient and remove them freely. i) Approve the by-laws reforms, as well as the conversion, division, acquisition, merging and transfer of assets, liabilities and agreements, as provided **on the Financial System Organic By-Laws. In these cases, the decision shall be adopted with the majority required on these by-laws, which includes the favorable vote of the preferred dividend shareholders** whenever they have to participate in the voting, pursuant to the rights conferred by the law to such type of shares.

ARTICLE 35. Unless the Law states a higher deciding quorum, the by-law reforms, with the exceptions herein indicated, shall be approved with the favorable vote of a plural number of shareholders representing at least seventy per cent (70%) of the shares attending the meeting. Any reform on expansion or modification of the business purpose, changing of domicile, prorogation of the duration of the Company or its anticipated dissolution, its transformation into another kind, the changing of business name, shall be adopted with the favorable vote of whoever represents at least seventy per cent (70%) of the subscribed shares including the favorable vote of the majority required of Non-Voting Preferred Dividend Shareholders, as required on the by-laws or on the special laws, whenever their vote is necessary pursuant to the rights conferred on Law 27, 1990 to those type of shares. The by-laws shall be perfectioned as Public Deeds by the President of the Corporation, with previous authorization of the Bank Superintendent......... ...."	**ARTICLE 35.** Unless the Law states a higher deciding quorum, the by-law reforms, **shall be approved with the majority vote of the attendants.** The by-laws shall be perfectioned as Public Deeds by the President of the Corporation, with previous authorization of the Bank Superintendent......... ...."
PARAGRAPH TWELVETH, ARTICLE 37. The following rules shall be observed in the elections and voting carried out by the Shareholders General Assembly:.... **TWELVETH.-** Except when the Law requires a higher number of votes, the acts of the General Assembly require for validity the affirmative votes of a plural number of shareholders representing at least half plus one of the voting shares attending the meeting upon making the voting, except as provided on articles 8, 9, 30, 31, 33, and 35, which shall be governed as stated thereon.	**PARAGRAPH TWELVETH, ARTICLE 37**. The following rules shall be observed in the elections and voting carried out by the Shareholders General Assembly:.... **TWELVETH.-** Except when the Law requires a higher number of votes, the acts of the General Assembly require for validity the affirmative votes of a plural number of shareholders representing at least half plus one of the voting shares attending the meeting upon making the voting.
ARTICLE 38. The Board of Directors is made up by nine (9) principal members, who shall have the capacity of First, Second, Third, Fourth, Fifth, Sixth, Seventh, Eighth, and Ninth, according to their election order. All of them shall have their respective personal alternates. Both principal members and alternates shall be elected by the Shareholders General Assembly for two (2) year periods; however, they shall maintain their tenures until their successors are appointed or declared qualified, unless they have been previously renewed or unqualified.	**ARTICLE 38.** The Board of Directors is made up by **seven (7)** principal members, who shall have the capacity of First, Second, Third, Fourth, Fifth, Sixth and Seventh, according to their election order. All of them shall have their respective personal alternates. Both principal members and alternates shall be elected by the Shareholders General Assembly for a **one (1)** year period; however, they shall maintain their tenures until their successors are appointed or declared qualified, unless they have been previously renewed or unqualified. **Out of the seven members of the board of directors, at least twenty five (25%) shall be independent, under the terms provided by the law.**
ARTICLE 39. Before exercising his tenure, every Director shall make the oath required on Article 92, Law 45, 1990.	**ARTICLE 39.** Before exercising his tenure, every Director **shall take possession of his position as provided on the Financial System Organic By-Laws.**
ARTICLE 41. The Directors shall be replaced in their absolute or temporary	**ARTICLE 41**. The Directors shall be replaced in their absolute or temporary

absences as provided on Article 12, Law 57, 1931.	absences as provided **on the Financial System Organic By-Laws and other applicable provisions.**
ARTÍCLE 42. In case the board is elected infringing provisions of article 9th, Law 16th, 1936, it may not act, and the previous Board shall continue exercising its functions. The latter shall immediately call together the Shareholders General Assembly to make a new election.	**To be deleted**
ARTICLE 43. The Board of Directors shall periodically meet at least once a month; and shall hold extraordinary meetings when so called by its President or by the President of the Corporation or by the Statutory Auditor, or by two (2) of the members in their capacity of principal members. The Board shall be presided by its President or its Vice President, or in the absence of both, with one of its members in the numerical order in which they were elected by the Shareholders General Assembly.	**ARTICLE 43.** The Board of Directors shall periodically meet at least once a month; and shall hold extraordinary meetings when so called by its President or by the President of the Corporation or by the Statutory Auditor, or by two (2) of the members in their capacity of principal members. The Board shall be presided by its President or its Vice President, or in the absence of both, with one of its members in the numerical order in which they were elected by the Shareholders General Assembly. **The Board of Directors may also deliberate and make valid decisions using the mechanisms approved on articles 19 and 20 of Law 222, 1995.**
ARTICLE 44. There shall be quorum to deliberate at the Board of Directors Meetings with the attendance of an absolute majority of its principal members or their respective alternates and their decisions shall be made by majority of attending votes. Each one of the Principal Directors and the Alternates in tenure shall have a vote. In case of an equal number of votes, it shall be understood as denied.	**ARTICLE 44. The Board of Directors shall deliberate and make valid decisions with the attendance and the votes of the majority of its members.** Each one of the Principal Directors and the Alternates in tenure shall have a vote. In case of an equal number of votes, it shall be understood as denied.
PARAGRAPH C) ARTICLE 47. The Board of Directors has the following functions: c) Create committees to study and decide over specific subjects, as well as endow them with the attributions deemed convenient and applicable, and indicate the compensation of its members. These Committees are either permanent or temporary, and may be made up by members of the Board of Directors and/or external members. The President of the Board of Directors shall be a member in his own right of all the Committees created.	**PARAGRAPH C) ARTICLE 47**. The Board of Directors has the following functions: c) Create committees to study and decide over specific subjects, as well as endow them with the attributions deemed convenient and applicable, and indicate the compensation of its members. These Committees are either permanent or temporary, and may be made up by members of the Board of Directors and/or external members. S) **Process and respond in written form to the proposals submitted to the board of directors by a plural number of shareholders, representing at least, five percent (5%) of the subscribed shares, as long as such proposals do not include topics related to industrial confidential information or strategic information for the development of the company.**
ARTICLE 49. The Government, the Management and the representation of the Corporation shall be in charge of the President, who is replaced in his absolute, temporary or accidental absences by the Executive Vice Presidents and if not available, by any of the Vice Presidents appointed by the Board of Directors.	**ARTICLE 48**. The Government, the Management and the representation of the Corporation shall be in charge of the President, who is replaced in his absolute, temporary or accidental absences by the Vice Presidents appointed by the Board of Directors.
SECRETARY ARTICLE 53 The Corporation shall have a Secretary who can	**SECRETARY ARTICLE 53** The Corporation shall have a Secretary who can

be freely appointed and removed by the Board of Directors, who shall be also the Secretary of the Shareholders General Assembly, the Board of Directors, any Committee created by the Board of Directors to assist the President, and shall be also the President´s assistant; the Board of Directors may separate such functions.	be freely appointed and removed by the Board of Directors, who shall be also the Secretary of the Shareholders General Assembly and the Board of Directors.
PARAGRAPH A OF ARTICLE 54. "The following are the Secretary´s duties: a) Keep the Minute books of the Shareholders General Assembly, the Board of Directors and the Committees crated by the Board to assist the President and sign such minutes.	**PARAGRAPH A OF ARTICLE 54**. "The following are the **General** Secretary´s duties: a) Keep the Minute books of the Shareholders General Assembly **and** the Board of Directors, and sign such minutes; b).
ARTICLE 60. On December 31st every year, the Corporation´s accounts are closed, an inventory of the corporate assets is carried out and a general balance of the accounting period is prepared.	**ARTICLE 60. On the 30th of June and** on December 31st every year, the Corporation´s accounts are closed, an inventory of the corporate assets is carried out and a general balance of the accounting period is prepared.
ARTICLE 69. The arbitrators shall be Colombian citizens in full capacity and licensed Lawyers. The Sentence issued by the Court has to be in law. The arbitration document shall contain: a) the name and business address of both parties; b) the exact indication of the litigation, issue or dispute subject to the arbitration; e) The name of the arbitrators appointed by the parties, who shall be three, commonly appointed by both parties. The parties may mutually appoint one single arbitrator to solve the dispute. In case the parties fail to agree on the name or names of the arbitrators, the Court Civil Judge of the CORPORATION´s jurisdiction shall make the necessary appointment or appointments. The Court shall announce its decision within six (6) months after being filed, except that the parties agree on prorogating such term. The Court shall be governed by provisions of Decree 2279, 1989 or to the regulations that substitute or complement thereto, otherwise, to the norms of the Civil Procedure Code. Any notification to the parties within the arbitration process shall be addressed as follows: to CORPORACION FINANCIERA DEL VALLE S.A. at its business address in the city of Cali, Calle 10 No. 4-15. To the shareholders, at their registered address on the Registration Stock Tax Book.	**ARTICULO 68° . The court shall made up by three arbitrators, appointed with the agreement of both parties within the fifteen working days following the demand of any of the interested parties; if within such term no agreement is reached, the designation of the arbitrators shall be made by the Chamber of Commerce of Bogota. The arbitrators shall be Colombian citizens in full right and licensed lawyers. The sentence issued by the court has to be in law.** The Court shall be governed by provisions of Decree 2279, 1989 or to the regulations that substitute or complement thereto, otherwise, to the norms of the Civil Procedure Code. Any notification to the parties within the arbitration process shall be addressed as follows: to **CORPORACION FINANCIERA COLOMBIANA S.A.** at its business address in the city of **Bogotá, Carrera 13 No.26-45 Piso 8.** To the shareholders, at their registered address on the Registration Stock Tax Book .
ARTICLE 70. The managers of the company are not allowed to either sell or purchase the Corporation´s shares themselves or through an agent, but in case of other operations or speculation reasons, and with the authorization of the Board of Directors, obtained with the favorable vote of two thirds (2/3) of its members, excluding the requester´s.	**ARTICLE 70.** The managers of the company are not allowed to either sell or purchase the Corpoation´s shares themselves or through an agent, but in case of other operations or speculation reasons, and with the authorization of the Board of Directors, obtained with the favorable vote of two thirds (2/3) of its members, excluding the requester´s, **or with the authorization of the Assembly when applicable**.

REFORMA ESTATUTOS SOCIALES

La Asamblea General de Accionistas de la CORPORACION FINANCIERA COLOMBIANA S.A., aprobó reformar los estatutos sociales, con la cual se pretende: (i) agilizar el funcionamiento de las Asambleas y Juntas Directivas, simplificando algunos aspectos relativos a composición, convocatoria y decisiones de dichos órganos sociales (ii) actualizar todo el cuerpo normativo a las reformas que han sido expedidas con posterioridad a la última reforma de estatutos y a los nuevos desarrollos regulatorios en materia de buen gobierno, plasmados en la Resolución 275 de 2001 de la Superintendencia de Valores y sus modificatorias. (iii) Precisar el rol de algunos cargos dentro de la estructura interna de la Corporación, con el fin de que sean un reflejo del organigrama aprobado por la Junta Directiva.

ARTÍCULOS ACTUALES	ARTÍCULOS PROPUESTOS
ARTÍCULO 1°.- NOMBRE O RAZON SOCIAL: CORPORACIÓN FINANCIERA COLOMBIANA S.A., pudiendo utilizar las siglas CORFICOLOMBIANA S.A. o CORFICOL S.A., que tiene su domicilio principal en la ciudad de Bogotá D.C., es un establecimiento de crédito e inversión que tiene por función principal la captación de recursos a término, a través de depósitos o de instrumentos de deuda a plazo, con el fin de realizar operaciones activas de crédito y efectuar inversiones, con el objeto primordial de fomentar o promover la creación, reorganización, fusión, transformación y expansión de empresas, en los sectores que establezcan las normas que regulan su actividad, organizado de conformidad con las normas establecidas por **la Ley 45 de 1923, el Decreto 2041 de 1987**, el Estatuto Orgánico del Sistema Financiero (Decreto 663 de 1993) y demás normas que las modifiquen, deroguen o sustituyan. Por voluntad de la Asamblea General de Accionistas la Corporación puede cambiar su domicilio social y por voluntad de la Junta Directiva puede establecer sucursales o agencias dentro del territorio nacional o fuera de él.	**ARTÍCULO 1°.- NOMBRE O RAZON SOCIAL:** CORPORACIÓN FINANCIERA COLOMBIANA S.A., pudiendo utilizar las siglas CORFICOLOMBIANA S.A. o CORFICOL S.A., que tiene su domicilio principal en la ciudad de Bogotá D.C., es un establecimiento de crédito que tiene por función principal la captación de recursos a término, a través de depósitos o de instrumentos de deuda a plazo, con el fin de realizar operaciones activas de crédito y efectuar inversiones, con el objeto primordial de fomentar o promover la creación, reorganización, fusión, transformación y expansión de empresas, en los sectores que establezcan las normas que regulan su actividad, organizado de conformidad con las normas establecidas por el Estatuto Orgánico del Sistema Financiero (Decreto 663 de 1993) y demás normas que las modifiquen, deroguen o sustituyan. Por voluntad de la Asamblea General de Accionistas la Corporación puede cambiar su domicilio social y por voluntad de la Junta Directiva puede establecer sucursales o agencias dentro del territorio nacional o fuera de él.
ARTICULO 2°. Por voluntad de la Asamblea General de Accionistas y **previa autorización del Superintendente Bancario**, la Corporación puede cambiar dentro del país su domicilio social y por voluntad de la Junta Directiva, **con autorización del Superintendente** puede establecer sucursales o agencias dentro del territorio nacional o fuera de él.	**ARTICULO 2°.** Por voluntad de la Asamblea General de Accionistas, **mediante una reforma estatutaria**, la Corporación puede cambiar dentro del país su domicilio social y por decisión de la Junta Directiva, puede establecer sucursales o agencias dentro del territorio nacional o fuera de él.
ARTICULO 3°, LA CORPORACION tendrá por objeto la realización de todos los actos y contratos autorizados a esta clase de establecimientos de crédito por el **Decreto 1730 de 1991**, la **Ley 45 de 1990** o aquellas otras disposiciones especiales o normas que los sustituyan, modifiquen o adicionen......."	**ARTICULO 3°, LA CORPORACION** podrá desarrollar los actos y contratos autorizados a esta clase de establecimientos de crédito por el **Estatuto Orgánico del Sistema Financiero** o aquellas otras disposiciones especiales o normas que los sustituyan, modifiquen o adicionen........."
ARTICULO 4, 5, 7 y 59	**Se cambia el nombre Superintendencia Bancaria por Superintendencia Financiera.**

ARTICULO 7°. El capital suscrito y pagado de LA CORPORACION es de 660.243.470 Moneda Legal Colombiana, representado en 56.725.353 acciones nominativas ordinarias y en 9.298.994 acciones con dividendo preferencial y sin derecho a voto, todas ellas de valor de DIEZ PESOS ($10) cada una......"	**ARTICULO 7°**. El capital suscrito y pagado de LA CORPORACION es de **$1.462.997.610** Moneda Legal Colombiana, representado en **137.000.767** acciones nominativas ordinarias y en 9.298.994 acciones con dividendo preferencial y sin derecho a voto, todas ellas de valor de DIEZ PESOS ($10) cada una......" .
ARTICULO 8. "........ Para la colocación de acciones en reserva que se emitan en el curso de la vida social, la Corporación preferirá como suscriptores a quienes sean accionistas **en la fecha en que el Superintendente Bancario apruebe el reglamento de emisión y colocación**. En el correspondiente reglamento de colocación de acciones se concederá a los accionistas **en plano** no menor de quince días, ni superior de tres meses, contados desde la fecha del aviso que debe darles la Corporación en la forma prevista para la convocatoria de la Asamblea General de Accionistas......... En el caso de las acciones ordinarias, los accionistas ordinarios pueden renunciar al derecho de preferencia con el voto favorable de quienes representen no menos del setenta por ciento (70%) de las acciones presentes con derecho a voto en la correspondiente reunión, **siempre que dicho porcentaje represente a su vez, por lo menos, el cincuenta por ciento (50%) de las acciones suscritas**.........."	ARTICULO **8°**. ".......... Para la colocación de acciones en reserva que se emitan en el curso de la vida social, la Corporación preferirá como suscriptores a quienes sean accionistas en la fecha **del aviso de oferta**. En el correspondiente reglamento de colocación de acciones se concederá a los accionistas un **plazo** no menor de quince días **hábiles**, ni superior de tres meses **para el ejercicio del derecho de suscripción preferente**, contados desde la fecha del aviso que debe darles la Corporación en la forma prevista para la convocatoria de la Asamblea General de Accionistas. .... En el caso de las acciones ordinarias, los accionistas ordinarios pueden renunciar al derecho de preferencia con el voto favorable de quienes representen no menos del setenta por ciento (70%) de las acciones presentes con derecho a voto en la correspondiente reunión................."
ARTICULO 19. Salvo pacto en contrario, contenido en la carta de traspaso que el enajenante debe enviar a la Corporación, los dividendos decretados y exigibles a la fecha de dicha carta pertenecerán al tradente y los dividendos decretados pero no exigibles a esa misma fecha pertenecerán al adquirente	**ARTICULO 19 °.** Salvo pacto en contrario, contenido en la carta de traspaso que el enajenante debe enviar a la Corporación, los dividendos decretados y exigibles a la fecha de dicha carta pertenecerán al tradente y los dividendos decretados pero no exigibles a esa misma fecha pertenecerán al adquirente. **Los dividendos decretados y aún no exigibles a la fecha del traspaso, pertenecerán a quien sea accionista en la fecha en que se haga exigible el dividendo.**
ARTICULO 24. Los accionistas pueden hacerse representar ante la Corporación para cualquier efecto a que haya lugar, según la Ley y estos estatutos, por medio de apoderados escriturarios o designados en carta, dirigida a la Corporación u otros documentos privados o públicos en que se indique el nombre del apoderado y la extensión del mandato. Los poderes otorgados para hacerse representar en una reunión de la Asamblea General de Accionistas, comprenden las diferentes sesiones a que aquella dé lugar........."	**ARTICULO 24°.**Los accionistas pueden hacerse representar ante la Corporación para cualquier efecto a que haya lugar, según la Ley y estos estatutos, por medio de apoderados escriturarios o designados en carta, dirigida a la Corporación u otros documentos privados o públicos en que se indique el nombre del apoderado y la extensión del mandato. Los poderes otorgados para hacerse representar en una **o más reuniones** de la Asamblea General de Accionistas, comprenden las diferentes sesiones a que aquella dé lugar........."
ARTICULO 27. La Dirección y Administración de la Corporación será ejercida por los siguientes órganos principales: a)...... d) **Las Vicepresidencias Ejecutivas; e) Las Vicepresidencias**; f).......g)....."	**ARTICULO 27**. La Dirección y Administración de la Corporación será ejercida por los siguientes órganos principales: a) La Asamblea General de Accionistas; **d) Las Vicepresidencias Ejecutivas y las Vicepresidencias;.......**".
ARTICULO 29. La Asamblea General será presidida por el **Presidente de la Corporación; en ausencia de éste por uno de los Vicepresidentes**	**ARTICULO 29.** La Asamblea General será presidida por el Presidente **de la Junta Directiva, o por el Vicepresidente de la misma, o por cualquiera de los**

Ejecutivos; y a falta de uno y otro por cualquiera de los Vicepresidentes	**otros directores. En caso de ausencia de todos ellos, por el Presidente de la Corporación o por quien haga sus veces, o por el accionista que designe la mayoría absoluta de los concurrentes.**
ARTÍCULO 30. Las reuniones de la Asamblea General de Accionistas pueden ser ordinarias o extraordinarias. Las primeras se celebrarán en los meses de Febrero o Marzo de cada año en la fecha, hora y lugar designados por el Presidente de LA CORPORACION en el aviso de convocatoria; y si éste no la convocare, la Asamblea Se reunirá por derecho propio el primer día hábil del mes de Abril a las diez de la mañana (10:00 a.m.), en las oficinas de la Presidencia	**ARTÍCULO 30.** Las reuniones de la Asamblea General de Accionistas pueden ser ordinarias o extraordinarias. Las primeras se celebrarán **antes del 1°. de abril y 1°. de octubre** de cada año en la fecha, hora y lugar designados por el Presidente de LA CORPORACION en el aviso de convocatoria; y si éste no la convocare, la Asamblea Se reunirá por derecho propio el primer día hábil del mes de abril **y del mes de octubre respectivamente** a las diez de la mañana (10:00 a.m.), **en el domicilio social.**
ARTICULO 31. La convocatoria para las reuniones ordinarias de la Asamblea General se hará por lo menos con quince (15) días hábiles de anticipación y para las extraordinarias con no menos de quince (15) días comunes......... En el aviso de convocatoria a reunión extraordinaria se insertará el orden del día y la Asamblea no podrá ocuparse de temas distintos de los allí indicados, salvo que así lo resuelva la misma Asamblea con el voto favorable de no menos del setenta por ciento (70%) de las acciones representadas, pero en todo caso podrá renovar a los administradores y demás funcionarios cuya designación le corresponde. .... La fecha prevista para la reunión de la Asamblea de Accionistas con Dividendo Preferencial debe ser anterior a la fecha de reunión de la Asamblea General de Accionistas.	**ARTICULO 31°.**La convocatoria para las reuniones ordinarias de la Asamblea General se hará por lo menos con quince (15) días hábiles de anticipación y para las extraordinarias con no menos de **cinco (5)** días comunes. .... En el aviso de convocatoria a reunión extraordinaria se insertará el orden del día y la Asamblea no podrá ocuparse de temas distintos de los allí indicados, salvo que así lo resuelva la misma Asamblea con el voto favorable **de la mayoría de los votos presentes**, pero en todo caso podrá remover a los administradores y demás funcionarios cuya designación le corresponde. .... La reunión de la Asamblea de Accionistas con Dividendo Preferencial debe ser anterior a la reunión de la Asamblea General de Accionistas.
ARTICULO 33. Si la reunión de la Asamblea no se llevare a cabo por falta de quórum, se citará a una nueva reunión que deliberará y decidirá válidamente con la asistencia de un número plural de personas, cualquiera que sea el número de acciones que representen. La nueva deberá efectuarse no antes de diez (10) días ni después de los treinta (30), contados desde la fecha fijada para la primera reunión.	**ARTICULO 33°**. Si la reunión de la Asamblea no se llevare a cabo por falta de quórum, se citará a una nueva reunión que deliberará y decidirá válidamente con la asistencia de un número plural de personas, cualquiera que sea el número de acciones que representen. La nueva reunión deberá efectuarse no antes de diez (10) días **hábiles** ni después de los treinta (30) días **hábiles**, contados desde la fecha fijada para la primera reunión
ARTICULO 34 literales a), b) y i) "Son funciones de la Asamblea General de Accionistas: e) Elegir para períodos de dos (02) años, los nueve (9) Directores Principales, que formarán la Junta Directiva, y sus respectivos suplentes personales y removerlos libremente. f) Elegir para período de dos (2) años al Revisor Fiscal y a su suplente, así como el personal auxiliar de éste que considere conveniente y removerlos libremente. i)Aprobar las reformas estatutarias, así como la conversión, la escisión, la adquisición, la fusión y la cesión de activos, pasivos y contratos de que trata la	**ARTICULO 34° literales a), b) y i)** Son funciones de la Asamblea General de Accionistas: a)Elegir para períodos de **un (1)** año, los **siete (7)** Directores Principales, que formarán la Junta Directiva, y sus respectivos suplentes personales y removerlos libremente. b) Elegir para períodos de **un (1)** año al Revisor Fiscal y a su suplente. i) Aprobar las reformas estatutarias, así como la conversión, la escisión, la adquisición, la fusión y la cesión de activos, pasivos y contratos de que trata el **Estatuto Orgánico del Sistema Financiero. En estos casos la decisión se adoptará con la mayoría requerida en estos estatutos, dentro de la cual se**

Ley 45 de 1990, con el mismo quórum exigido para reformar los estatutos, incluido el voto favorable de los accionistas con dividendo preferencial en la mayoría requerida en éstos estatutos, en la Ley 27 de 1990 y su decreto reglamentario o las normas que lo modifiquen o complementen en los casos en que deban participar en la votación según los derechos que les confiere la Ley 27 de 1990 a esas acciones	**incluirá el voto favorable de los accionistas con dividendo preferencial** en los casos en que deban participar en la votación según los derechos que les confiere la ley a esas acciones.
ARTICULO 35. Salvo que en la Ley se fijare un quórum decisorio superior, las reformas estatutarias, con las excepciones que en este mismo artículo se indican, serán aprobadas mediante el voto favorable de un número plural de accionistas que represente cuando menos el setenta por ciento (70%) de las acciones presentes en la reunión. Las reformas sobre ampliación o modificación del objeto social, el cambio de domicilio, la prórroga de la duración de la Compañía o su disolución anticipada, su transformación en otra especie, y el cambio de nombre de la sociedad deberán adaptarse con el voto favorable de quienes represente al menos el setenta por ciento (70%) de las acciones suscritas incluido el voto favorable de la mayoría requerida de los Accionistas con Dividendo Preferencial, exigidas en los estatutos o en las leyes especiales, en los casos en que su voto sea necesario según los derechos que les confiere la Ley 27 de 1990 a esas acciones. Las reformas estatutarias serán elevadas a escritura pública por el Presidente de la Corporación, previa autorización del Superintendente Bancario.......... ....”	**ARTICULO 35°**. Salvo que en la Ley se fijare un quórum decisorio especial, las reformas estatutarias **serán aprobadas por mayoría de los votos presentes.** Las reformas estatutarias serán elevadas a escritura pública por el Presidente de la Corporación. ....”
NUMERAL DÉCIMA- SEGUNDA DEL ARTICULO 37. En las elecciones y votaciones que corresponda hacer a la Asamblea General de Accionistas se observarán las siguientes reglas:.... **DECIMA-SEGUNDA.-** Salvo los casos en que la Ley exija un número mayor de votos, los actos de la Asamblea General requieren para su validez los votos afirmativos de un número plural de accionistas que represente no menos de la mitad más una de las acciones presentes en la reunión con derecho a voto al momento de realizarse la votación, excepto los previstos en los artículos 8°" 9°" 30, 31, 33 Y 35, los cuales se regirán por lo que en ellos se dispone.	**NUMERAL DÚODÉCIMO DEL ARTICULO 37°**. En las elecciones y votaciones que corresponda hacer a la Asamblea General de Accionistas se observarán las siguientes reglas:... **DUODÉCIMA.-** Salvo los casos en que la Ley exija un número mayor de votos, los actos de la Asamblea General requieren para su validez los votos afirmativos de un número plural de accionistas que represente no menos de la mitad más una de las acciones presentes en la reunión con derecho a voto al momento de realizarse la votación.
ARTICULO 38. La Junta Directiva se compone de nueve (9) miembros principales, que tendrán el carácter de Primero, Segundo, Tercero, Cuarto, Quinto, Sexto, Séptimo, Octavo y Noveno, según el orden de su elección. Todos ellos tendrán sus respectivos suplentes personales. Unos y otros serán elegidos por la Asamblea General de Accionistas para períodos de dos (2) años, pero permanecerán en sus puestos hasta que sus sucesores sean nombrados y	**ARTICULO 38°**. La Junta Directiva se compone de **siete (7)** miembros principales, que tendrán el carácter de Primero, Segundo, Tercero, Cuarto, Quinto, Sexto y Séptimo, según el orden de su elección. Todos ellos tendrán sus respectivos suplentes personales. Unos y otros serán elegidos por la Asamblea General de Accionistas para períodos de **un (1) año,** pero permanecerán en sus puestos hasta que sus sucesores sean nombrados y declarados hábiles, salvo que

declarados hábiles, salvo que antes de esto hayan sido renovados o inhabilitados.	antes de esto hayan sido renovados o inhabilitados. **De los siete miembros de la junta directiva, cuando menos el veinticinco por ciento (25%) serán independientes, dentro de los plazos y términos previstos en la ley.**
ARTICULO 39. Antes de entrar a ejercer el cargo todo Director prestará el juramento exigido por el Artículo 92 de la Ley 45 de 1.923.	**ARTICULO 39°.** Antes de entrar a ejercer el cargo todo Director **deberá tomar posesión del cargo en la forma prevista por el Estatuto Orgánico del Sistema Financiero.**
ARTICULO 41. Los Directores serán reemplazados en sus faltas absolutas o temporales conforme a lo dispuesto en el Artículo 12 de la Ley 57 de 1.931.	**ARTICULO 41°**. Los Directores serán reemplazados en sus faltas absolutas o temporales conforme a lo dispuesto en **el Estatuto Orgánico del Sistema Financiero y demás disposiciones aplicables**
ARTÍCULO 42. Elegida la junta en contravención a lo dispuesto en el artículo 9° de la Ley 16 de 1.936, no podrá actuar y continuará ejerciendo sus funciones la Junta anterior, la cual convocará inmediatamente a la Asamblea General de Accionista para que se efectúe la nueva elección.	**Eliminar**
ARTICULO 43. La Junta Directiva se reunirá periódicamente una vez, por lo menos, en cada mes; y en forma extraordinaria cuando sea convocada por su Presidente o por el Presidente de la Corporación o por el Revisor Fiscal o por dos (2) de sus miembros que actúen como principales. La Junta será presidida por su Presidente o por su Vicepresidente, o en defecto de ambos, por uno de sus miembros en el orden numérico en que fueron elegidos por la Asamblea General de Accionistas	**ARTICULO 42°** . La Junta Directiva se reunirá periódicamente una vez, por lo menos, en cada mes; y en forma extraordinaria cuando sea convocada por su Presidente o por el Presidente de la Corporación o por el Revisor Fiscal o por dos (2) de sus miembros que actúen como principales. La Junta será presidida por su Presidente o por su Vicepresidente, o en defecto de ambos, por uno de sus miembros principales en el orden numérico en que fueron elegidos por la Asamblea General de Accionistas. **La Junta Directiva también podrá deliberar y decidir válidamente mediante los mecanismos previstos en los artículos 19 y 20 de la Ley 222 de 1995.**
ARTICULO 44. Habrá quórum para deliberar en las reuniones de la Junta Directiva con la asistencia de la mayoría absoluta de sus miembros principales o de los respectivos suplentes en ejercicio y sus decisiones se tomarán por mayoría de votos de los asistentes. Cada uno de los Directores Principales y de los Suplentes en ejercicio tendrá voto. Si hubiere empate, la consideración del asunto será aplazada para la siguiente reunión, y en caso de nuevo empate, se entenderá negado	**ARTICULO 43°. La Junta Directiva deliberará y decidirá válidamente con la presencia y los votos de la mayoría de sus miembros.** Cada uno de los Directores Principales y de los Suplentes en ejercicio tendrá voto. Si hubiere empate, la consideración del asunto será aplazada para la siguiente reunión, y en caso de nuevo empate, se entenderá negado.
NUMERAL C) DEL ARTICULO 47. Son funciones de la Junta Directiva: c) Crear Comités para que estudien y decidan sobre asuntos determinados así como investirlos de las atribuciones que a bien tenga, dentro de las que a ellos corresponden y señalar la remuneración de sus integrantes. Estos Comités de carácter permanente o temporal podrán estar conformados por miembros de la Junta Directiva y/o por miembros externos. **El Presidente de la Junta Directiva será integrante por derecho propio de todos los Comités que se**	**NUMERAL C) DEL ARTICULO 46°.** Son funciones de la Junta Directiva: c) Crear Comités para que estudien y decidan sobre asuntos determinados así como investirlos de las atribuciones que a bien tenga, dentro de las que a ellos corresponden y señalar la remuneración de sus integrantes. Estos Comités de carácter permanente o temporal podrán estar conformados por miembros de la Junta Directiva y/o por miembros externos. **S) Tramitar y dar respuesta escrita a las propuestas que presente a la junta**

creen.	**directiva un número plural de accionistas que represente, cuando menos, el cinco por ciento (5%) de las acciones suscritas, indicando claramente las razones que motivaron las decisiones, siempre que tales propuestas no tengan por objeto temas relacionados con secretos industriales o información estratégica para el desarrollo de la compañía.**
ARTICULO 49. El Gobierno, la Administración y representación de la Corporación estarán a cargo del Presidente, quien es reemplazado en sus faltas absolutas, temporales o accidentales **Vicepresidentes Ejecutivos y a falta de éstos, por uno cualquiera de los** Vicepresidentes designados por la Junta Directiva	**ARTICULO 48º** . El Gobierno, la Administración y representación de la Corporación estarán a cargo del Presidente, quien es reemplazado en sus faltas absolutas, temporales o accidentales por los Vicepresidentes designados por la Junta Directiva.
SECRETARIO ARTICULO 53 La Corporación tendrá un Secretario de libre nombramiento y remoción de la Junta Directiva, quien será a la vez Secretario de la Asamblea General de Accionistas, de la Junta Directiva, **de los Comités que cree la Junta Directiva para asesorar al Presidente, y será además asistente del Presidente, la Junta Directiva podrá separar dichas funciones.**	**SECRETARIO ARTICULO 52º** La Corporación tendrá un Secretario de libre nombramiento y remoción de la Junta Directiva, quien será a la vez Secretario de la Asamblea General de Accionistas y de la Junta Directiva.
LITERAL A DEL ARTICULO 54. "Son deberes del Secretario: a) Llevar los libros de Actas de la Asamblea General de Accionistas, de la Junta Directiva **y de los Comités que cree la Junta para asesorar al Presidente** y firmar tales actas.	**LITERAL A DEL ARTICULO 53º**. "Son deberes del Secretario **General:** a) Llevar los libros de Actas de la Asamblea General de Accionistas y de la Junta Directiva y firmar tales actas; b)..........".
ARTICULO 60. El treinta y uno (31) de Diciembre de cada año se cortarán las cuentas de la Corporación, se practicará un inventario de los activos sociales y se producirá un balance general de los negocios durante el ejercicio	**ARTICULO 59º** . **El treinta (30) de junio y el** treinta y uno (31) de diciembre de cada año se cortarán las cuentas de la Corporación, se practicará un inventario de los activos sociales y se producirá un balance general de los negocios durante el ejercicio
ARTICULO 69. Los árbitros deberán ser ciudadanos colombianos en ejercicio y Abogados inscritos. La Sentencia que profiera el Tribunal ha de ser en derecho. El documento arbitral deberá contener: a) Nombre y domicilio de las partes; b) La indicación precisa del litigio, cuestión o diferencia objeto del arbitramento; e) El nombre de los árbitros que designen las partes, que serán tres, nombrados por ellas de común acuerdo. Las partes, por mutuo acuerdo podrán designar un solo árbitro que defina el diferendo. Si las partes no lograren convenir el nombre o los nombres de los árbitros, será el Juez Civil del Circuito del domicilio social de LA CORPORACIÓN quien haga el nombramiento o nombramientos correspondientes. El Tribunal deberá proferir su decisión dentro de los seis (6) meses siguientes a la fecha de su instalación, salvo que las partes consientan en prorrogarle dicho término. funcionamiento del Tribunal se regirá por lo ordenado en el Decreto 2279 de 1989 o las normas que lo sustituyen o	**ARTICULO 68º** . **El tribunal estará integrado por tres árbitros, designados de común acuerdo por las partes dentro de los quince días hábiles siguientes al requerimiento de cualquiera de las partes interesadas; si dentro de dicho plazo no pudieren llegar a un acuerdo, la designación de los árbitros corresponderá a la Cámara de Comercio de Bogotá. Los árbitros deberán ser ciudadanos colombianos en ejercicio y Abogados inscritos. El laudo que profiera el Tribunal ha de ser en derecho.** El Tribunal se regirá por lo ordenado en el Decreto 2279 de 1989 o las normas que lo sustituyen o complementen, y en su defecto con las normas del Código de Procedimiento Civil. Las notificaciones a las partes dentro del proceso arbitral se dirigirán así: a la **CORPORACION FINANCIERA COLOMBIANA S.A.** en su domicilio en la ciudad de **Bogotá, en la Carrera 13 No.26-45 Piso 8.** A los Accionistas a la dirección que tengan registrada en el Libro de Registro y Gravamen de Acciones.

complementen, y en su defecto con las normas del Código de Procedimiento Civil. Las notificaciones a las partes dentro del proceso arbitral se dirigirán así: a la CORPORACION FINANCIERA DEL VALLE S.A. en su domicilio en la ciudad de Cali en la Calle 10 No. 4-15. A los Accionistas a la dirección que tengan registrada en el Libro de Registro y Gravamen de Acciones.	
ARTICULO 70. Los administradores de la sociedad no podrán ni por sí ni por interpuesta persona, enajenar o adquirir acciones de la Corporación mientras estén en ejercicio de sus cargos, sino cuando se trate de operaciones ajenas o motivos de especulación y con autorización de la Junta Directiva, otorgada con el voto favorable de las dos terceras (2/3) partes de sus miembros, excluido el del solicitante	**ARTICULO 69°** .Los administradores de la sociedad no podrán ni por sí ni por interpuesta persona, enajenar o adquirir acciones de la Corporación mientras estén en ejercicio de sus cargos, sino cuando se trate de operaciones ajenas o motivos de especulación y con autorización de la Junta Directiva, otorgada con el voto favorable de las dos terceras (2/3) partes de sus miembros, excluido el del solicitante, **o por autorización de la asamblea, cuando a ello haya lugar**

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